EXHIBIT 77H - CHANGES IN CONTROL OF REGISTRANT


On May 1, 2005, First National Bank of the Rockies acquired 100,000 shares of the Registrant, representing 99% of the outstanding voting securities issued by the Registrant. As a result of such transaction, A T Funds, LLC ceased to be a controlling person of the Registrant. Prior to such date, A T Funds, LLC had owned 100% of the Registrant's shares.